UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 1, 2022

AMERICAS TECHNOLOGY ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39807	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16500 Dallas Pkwy #305

Dallas, TX 75248
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (214) 396-5927

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Ordinary Share and one-half of one Redeemable Warrant	ATA.U	The New York Stock Exchange

Ordinary Shares, par value $0.0001 per share	ATA	The New York Stock Exchange

Warrants, each whole warrant exercisable for one Ordinary Share for $11.50 per share	ATA WS	The New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On June 1, 2022, Americas Technology Acquisition Corp., a Cayman Islands exempted company (including successors thereto, including following the Domestication, “Americas Technology”) issued a joint press release with Rally Communitas Corp., a Delaware corporation (“Rally”) announcing the execution of a definitive Agreement and Plan of Merger, dated as of June 1, 2022 (the “Merger Agreement”), with certain other parties, including Americas Technology Acquisition Holdings Inc., a Delaware corporation ("Pubco”), formed in connection with the consummation of the transactions contemplated by the Merger Agreement (the “Transaction”). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, (i) prior to consummation of the Transaction, Americas Technology will transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation pursuant to the Cayman Islands Companies Law and the applicable provisions of the Delaware General Corporation Law (the “Domestication”), (ii) Americas Technology Purchaser Merger Sub Inc., a Delaware corporation which is a wholly-owned subsidiary of Pubco, will merge with and into Americas Technology, with Americas Technology continuing as the surviving entity (the “Purchaser Merger”), (iii) in connection with Purchaser Merger, all of the existing securities of Americas Technology will be exchanged for rights to receive securities of Pubco (which, in the case of each share of common stock of Americas Technology (other than shares of common stock held by the Sponsor of Americas Technology, which will be exchanged for shares of Pubco common stock), shall consist of one share of Pubco common stock and one contingent value right, and which, in the case of holders of warrants to purchase shares of common stock of Americas Technologies, shall consist of warrants to purchase shares of Pubco common stock), (iv) Americas Technology Company Merger Sub Inc., a Delaware corporation which is a wholly-owned subsidiary of Pubco, will merge with the into Rally, with Rally continuing as the surviving entity (the “Company Merger”, and together with the Purchaser Merger, the “Mergers”) and (v) security holders of Rally will receive shares of newly issued Pubco common stock. As a result of the Mergers, Americas Technology and Rally will become wholly-owned subsidiaries of Pubco, all upon the terms and subject to the conditions set forth in the Merger Agreement.

A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Forward-Looking Statements

This report contains, and certain oral statements made by representatives of Americas Technology and Rally and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Americas Technology’s and Rally’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding Rally’s industry and market sizes, financial condition and performance of Pubco, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Transaction, the satisfaction of closing conditions to the Transaction, potential level of redemptions of Americas Technology’s public shareholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of Pubco, the expected Transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of the management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the management’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Americas Technology and are difficult to predict. In addition to factors previously disclosed in Americas Technology’s reports filed with the Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of the securities of Pubco; the risk that the transaction may not be completed by Americas Technology’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Americas Technology; inability to meet the closing conditions to the Transaction, including the occurrence of any event, change, legal proceedings instituted against Rally or against Americas Technology related to the Merger Agreement or the management team, or other circumstances that could give rise to the termination of the Merger Agreement; the inability to complete the Transaction contemplated by the Merger Agreement due to the failure to obtain approval of Americas Technology’s shareholders and the receipt of certain governmental and regulatory approvals; changes in Pubco’s capital structure; redemptions exceeding a maximum threshold or the failure to maintain the listing of Americas Technology’s securities or failure of Pubco to meet The New York Stock Exchange’s initial listing standards in connection with the consummation of the contemplated Transaction; costs related to the Transaction contemplated by Merger Agreement and the failure to realize anticipated benefits of the Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; a delay or failure to realize the expected benefits from the proposed Transaction including Rally’s ability to effectively develop and successfully market new products, solutions and services, and to effectively address cost reductions and other changes in its industry; risks related to disruption of management’s time from ongoing business operations due to the proposed Transaction; changes in the middle mile mobility markets in which Rally competes, including with respect to its competitive landscape, technology evolution or the impact of regulatory changes on solutions, services, labor matters, international economic, political, legal, compliance and business factors; developments and uncertainties in domestic and foreign trade policies and regulations, and other regulations which may cause contractions or affect growth rates and cyclicality of markets Rally serve; disruptions relating to war, terrorism, widespread protests and civil unrest, man-made and natural disasters, public health issues and other events; changes in domestic and global general economic conditions; risk that Rally may not be able to execute its growth strategies; security breaches or other disruptions of Rally information technology systems or violations of data privacy laws; Rally’s inability to adequately protect its intellectual property; risks related to the ongoing COVID-19 pandemic and response, including new variants of the virus; the pace of recovery in the markets in which Rally operates; global supply chain disruptions and potential staffing shortages at potential customers which may have a trickle-down effect on Rally; the risk that Rally may not be able to develop and maintain effective internal controls; changes in interest rates; increased competition and the ability to generage sufficient cash to fulfill obligations; loss of certain key officers; loss of continued relationships with customers or bus operators; and Pubco’s success at managing the foregoing items. The forward-looking statements are based upon management’s beliefs and assumptions; and other risks and uncertainties to be identified in the registration/proxy statement (when available) relating to the Transaction, including those under “Risk Factors”therein, and in other filings with the SEC made by Americas Technology or Pubco. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the registration statement on Form S-4 discussed above and other documents filed by Americas Technology and Pubco from time to time with the SEC. Rally and Americas Technology caution that the foregoing list of factors is not exclusive. These forward-looking statements are provided for illustrative purposes only, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. None of Americas Technology or Rally undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond the management’s control. All information set forth herein speaks only as of the date hereof in the case of information about Americas Technology and Rally or the date of such information in the case of information from persons other than Americas Technology or Rally, and except to the extent required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements as a result of new information, future events and developments or otherwise occurring after the date of this communication. Forecasts and estimates regarding Rally’s industry and markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Neither Americas Technology nor Rally gives any assurance that either of them or the combined company will meet expectations.

Information Sources; No Representations

The press release has been prepared for use by Americas Technology and Rally in connection with the Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Americas Technology derived entirely from Americas Technology and all information relating to the business, past performance, results of operations and financial condition of Rally derived entirely from Rally. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the press release. To the fullest extent permitted by law in no circumstances will Americas Technology or Rally, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the press release, Transcript or Investor Presentation, its contents (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Rally has been derived, directly or indirectly, exclusively from Rally and has not been independently verified by Americas Technology. Neither the independent auditors of Americas Technology nor the independent auditors of or Rally audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the press release, Transcript or Investor Presentation and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the press release.

Important Information About the Transaction and Where to Find It

Americas Technology and Pubco will file relevant materials with the SEC, which are expected to include a registration statement on Form S-4 which will include a prospectus with respect to the Pubco securities to be issued in connection with the proposed Transaction and a proxy statement of Americas Technology with respect to Americas Technology’s shareholder meeting at which Americas Technology’s shareholders will be asked to vote on the proposed Transaction and related matters. AMERICAS TECHNOLOGY’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE S-4 AND THE AMENDMENTS THERETO AND OTHER INFORMATION FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAS TECHNOLOGY, PUBCO, RALLY AND THE TRANSACTION. When available, the Proxy Statement contained in the S-4 and other relevant materials for the Transaction will be mailed to shareholders of Americas Technology as of a record date to be established for voting on the proposed merger and related matters. The preliminary S-4 and Proxy Statement, the final S-4 and definitive Proxy Statement and other relevant materials in connection with the Transaction (when they become available), and any other documents filed by Americas Technology with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to Americas Technology at 16500 Dallas Pkwy, #305, Dallas, TX 75248. Information filed with the SEC is also available on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Americas Technology and Rally and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Americas Technology ordinary shares in respect of the proposed Transaction. Americas Technology shareholders and other interested persons may obtain more detailed information regarding the names and interests in the Transaction of Americas Technology’s directors and officers in Americas Technology’s and Rally’ filings with the SEC, including when filed, the S-4 and the Proxy Statement. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.  Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release, dated June 1, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAS TECHNOLOGY ACQUISITION CORP.

	By:	/s/ Jorge Marcos
		Name:	Jorge Marcos
		Title:	Chief Executive Officer

Dated: June 1, 2022